Exhibit 99.1

PRESS RELEASE

February 11, 2009	2009-4
Concord, New Hampshire	JAG - TSX/NYSE Arca

JAGUAR MINING ANNOUNCES COMMON SHARE OFFERING

Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States.

Jaguar Mining Inc. ("Jaguar") (JAG-TSX; JAG-NYSE-Arca) is pleased to announce that it has filed a preliminary short-form prospectus in connection with a proposed marketed offering of C$75 million of common shares (the “Shares”). In addition, Jaguar has also granted the underwriters an option, exercisable in whole or in part, up to 30 days following the closing of the offering to increase the offering by up to an additional 15% of the offering to cover over-allotments and for market stabilization purposes.

The Company intends to use the net proceeds of the offering to fund the development of the Caete project and for general corporate purposes. The Shares will be sold publicly in all provinces of Canada and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and internationally pursuant to available exemptions.

Closing of this offering is expected to occur on or about March 2, 2009 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Arca.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Jaguar
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceará in the Northeast of Brazil through a joint venture.  The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

Forward Looking Statements
This press release contains forward-looking statements regarding the use of proceeds, the underwriting syndicate and the over-allotment option. These forward-looking statements can be identified by the use of words "expected" and "will".  These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the use of proceeds and expected closing date to be materially different from those expressed by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based as a result of those risks and uncertainties including risks related to completion of the proposed offering, the members of the syndicate for the proposed offering and the use of proceeds from the offering.

These forward-looking statements represent our views as of the date of discussion.  Subsequent events and developments could cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion.

125 North State Street • Concord, NH  03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com